UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number: 001-36619

Affimed N.V.

Gottlieb-Daimler-Straße 2,

68165 Mannheim

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Affimed N.V.

Angus Smith has notified Affimed N.V. (the “Company” or “Affimed”) of his intention to resign as the Chief Financial Officer of the Company effective as of December 31, 2023. Mr. Smith plans to become the chief financial officer of a Boston-based biotech company. Dr. Arndt Schottelius has also notified the Company of his intention to resign as the Chief Scientific Officer of the Company effective as of the end of May 2024 and, during this period, he will support the search for his replacement. Dr. Schottelius plans to become the chief executive officer of a European biotech company.

The Company has commenced a process with an executive search firm for a new permanent CFO. As part of the transition plan, the Company announced that the experienced financial and biotechnology industry executive Harry Welten will resign as a member of the Supervisory Board and assume the operating responsibilities of interim CFO as of December 31, 2023 and will continue to operate in that capacity until a permanent successor has been appointed. Mr. Welten has more than 20 years of U.S. and European executive management experience in the biotechnology, pharmaceutical and banking industries, and has served as CFO for several publicly traded biotechnology companies, including Kuros Biosciences AG (formerly Cytos Biotechnology AG), Horizon Pharma AG (formerly Nitec Pharma AG) and Arpida AG.

“Both Angus and Arndt have had a major impact on the Company over the past three and a half years. Angus led the company to successfully raise over $250 million in equity in challenging market conditions for biotech,” said Adi Hoess, Chief Executive Officer of the Company. “These funds have enabled Affimed to continue clinical development of its three clinical programs. Arndt has led our innovative discovery teams resulting in continuous improvement of our ROCK® platform and building ICE® molecules for Affimed and partners such as Genentech and Roivant. We acknowledge and recognize Arndt and Angus’ contributions and wish them both success in their future endeavors.”

“It has been an honor to serve as CFO of Affimed for the last three and a half years,” said Mr. Smith. “I want to thank the Management and Supervisory Boards for welcoming me to the Company and for their support over the years. I am confident in the financial strength of the Company and believe it is well positioned for success.”

“I would like to thank all members of the Management and Supervisory Boards for their continuous support over the past three and a half years,” said Dr. Arndt Schottelius. “It has been a distinct privilege to serve as the CSO of Affimed during this period of growth in the Company’s clinical programs and ongoing scientific discovery. With a strong platform and upcoming multiple data inflection points in three clinical programs, I feel certain that the company is slated for success and will continue to fulfill its mission to fight cancer and improve the lives of patients through its groundbreaking treatments.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AFFIMED N.V.

Date: November 30, 2023	By:	/s/ Adi Hoess
Name: Adi Hoess
Title: Chief Executive Officer

	By:	/s/ Angus Smith
Name: Angus Smith
Title: Chief Financial Officer